

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2021

Vikram Grover
President and Chief Financial Officer
FOMO CORP.
1 E Erie St, Ste 525, Unit #2250
Chicago, IL 60611

> **Re: FOMO CORP.**
> **Registration Statement on Form S-1**
> **Filed June 22, 2021**
> **File No. 333-257301**

Dear Mr. Grover :

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Davis at 202-551-4385 or Maryse Mills-Apenteng at 202-551-3457 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: William Eilers